SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*


                            Valence Technology, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                   918914-10-2
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                                 (CUSIP Number)


                             Clyde J. Berg, Trustee
                            1981 Kara Ann Berg Trust
                               10050 Bandley Drive
                               Cupertino, CA 95014
                                 (408) 725-0700
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

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                                February 13, 2001
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.  918914-10-2           13D           Page 2         of         7 Pages
----------------------                         --------------------------------

---- ---------------------------------------------------------------------------
1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Clyde J. Berg, as sole trustee of the 1981 Kara Ann Berg Trust
---- ---------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  |X|
     (b)  |_|
---- ---------------------------------------------------------------------------
3)   SEC Use Only
---- ---------------------------------------------------------------------------
4)   Source of Funds (See Instructions)
     OO
---- ---------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|
---- ---------------------------------------------------------------------------
6)   Citizenship or Place of Organization California
---- ---------------------------------------------------------------------------
     Number of Shares        7) Sole Voting Power                  4,795,973
                            ----------------------------------------------------
    Beneficially Owned       8) Shared Voting Power                0
                            ----------------------------------------------------
    by Each Reporting        9) Sole Dispositive Power             4,795,973
                            ----------------------------------------------------
       Person with:         10) Shared Dispositive Power           0
---- ---------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person  4,795,973
---- ---------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares |X| (See Instructions)
---- ---------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11) 11.73%
---- ---------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions)
     OO
---- ---------------------------------------------------------------------------

CUSIP No.  918914-10-2           13D           Page 3         of         7 Pages
----------------------                         ---------------------------------

---- ---------------------------------------------------------------------------
1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) West Coast Venture Capital, Inc.
---- ---------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions) (a) |X|
     (b) |_|
---- ---------------------------------------------------------------------------
3)   SEC Use Only
---- ---------------------------------------------------------------------------
4)   Source of Funds (See Instructions)
     WC
---- ---------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|
---- ---------------------------------------------------------------------------
6)   Citizenship or Place of Organization California
---- ---------------------------------------------------------------------------
     Number of Shares        7) Sole Voting Power                  6,576,445
                            ----------------------------------------------------
    Beneficially Owned       8) Shared Voting Power                0
                            ----------------------------------------------------
    by Each Reporting        9) Sole Dispositive Power             6,576,445
                            ----------------------------------------------------
       Person with:         10) Shared Dispositive Power           0
---- ---------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person  6,576,445
---- ---------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares |_| (See Instructions)
---- ---------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11) 16.09%
---- ---------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions)
     CO
---- ---------------------------------------------------------------------------

INTRODUCTION

     This Statement constitutes the initial joint filing of Clyde J. Berg, Trustee, 1981 Kara Ann Berg Trust (the "Trust") and West Coast Venture Capital, Inc. ("WCVC") with regard to the acquisition by WCVC of 3,493,148 shares (the "Shares") of common stock of Valence Technology, Inc. ("Valence") pursuant to an Asset Purchase Agreement dated as of February 13, 2001 (the "Purchase Agreement"). The Purchase Agreement relates to Valence's acquisition of substantially all of WCVC's assets in exchange for the Shares. In connection with the transaction, WCVC is dissolving and will make a liquidating distribution of all of the Shares to the Trust within 12 months. The Purchase Agreement has resulted in WCVC's and the Trust's beneficial ownership of more than five percent of the outstanding shares of common stock of Valence. According to Valence's Form 10-Q filed with the Securities and Exchange Commission on February 14, 2001, there were 40,881,899 shares of common stock, $0.001 par value per share, outstanding as of February 13, 2001.

ITEM 1     SECURITY AND ISSUER.

     The class of equity security to which this statement relates is Valance's common stock, $0.001 par value per share. Valence is a Delaware corporation. Valence's principal executive office is located at 301 Conestoga Way, Henderson, NV 89015.

ITEM 2     IDENTITY AND BACKGROUND.

     (a-f) This Statement is a joint filing by WCVC and the Trust, pursuant to the Joint Filing Agreement set forth in Exhibit 1. WCVC is a California corporation. The Trust was organized under the laws of California. The principal address of both WCVC and the Trust is 10050 Bandley Drive, Cupertino, California 95014. The principal business of WCVC and the Trust is investment activity.

     The Trust owns 100% of the outstanding stock of WCVC. The sole trustee of the Trust is Clyde J. Berg. WCVC is the sole general partner of West Coast Venture Capital Limited, L.P. ("WCVC Ltd."). The executive officers of WCVC are Carl E. Berg, President and Michael Knapp, Secretary. The directors of WCVC are Carl E. Berg and Clyde J. Berg. Carl E. Berg and Clyde J. Berg are brothers. Carl E. Berg is a director of Valence. All of these individuals are U.S. Citizens.

     None of these individuals has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the last five years, and none has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Pursuant to the Purchase Agreement, WCVC exchanged substantially all of its assets for the Shares as of February 13, 2001. The transferred assets included 250,000 shares of

     Valence common stock. The assets were valued at $29,635,847 as of the closing date. Under the terms of a letter agreement dated as of December 22, 2000, the number of shares of Valence common stock issued to WCVC under the Purchase Agreement was determined by dividing the closing date value of the assets by $8.484, the average closing price of a share of Valence common stock for the five trading-day period preceding the date of the letter agreement.

     WCVC's board of directors and the Trust as its sole stockholder approved the dissolution of WCVC as of the date of the Purchase Agreement. All of the Shares will be distributed to the Trust in liquidation of WCVC within the 12-month period following the approval of the dissolution. Such liquidating distribution may occur within 60 days of the date of dissolution and, as a result, the Trust may be deemed the current beneficial owner of all such shares.

ITEM 4.    PURPOSE OF TRANSACTION.

     The Shares were acquired for investment purposes in exchange for substantially all of WCVC's assets as part of the dissolution and liquidation of WCVC. Neither the Trust nor WCVC has any plans or proposals that relate to or would result in any of the matters listed in paragraphs
     (a) through (j) of Item 4.

     Subject to applicable legal requirements and the factors referred to below, the Trust or WCVC, or persons related to or in control of either of them, including Carl E. Berg, a director of Valence, may purchase from time to time in the open market or in privately negotiated transactions additional shares of Valence common stock. In determining whether to purchase additional shares of Valence common stock, the Trust or WCVC may consider various factors, including Valence's financial condition, business and prospects, other developments concerning Valence, the reaction of Valence to their ownership of shares of Valence common stock, price levels of Valence common stock, other opportunities available to them, developments with respect to their other investments, and general economic, money and stock market conditions. In addition, depending upon, among other things, the matters referred to above, the Trust or WCVC may determine to dispose of all or a portion of its shares of Valence common stock.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

     (a) The Trust is currently the beneficial owner of 4,795,973 shares, or 11.73% of the outstanding shares of Valence common stock, including the Shares, which may be distributed to the Trust within 60 days of February 13, 2001.

     WCVC is currently the beneficial owner of 6,576,445 shares, or 16.09% of the outstanding shares of Valence common stock.

     Together, WCVC and the Trust currently beneficially own 7,879,270 shares, or 19.27% of the outstanding shares of Valence common stock.

     (b) The Trust currently has the sole power to vote or direct the vote of 1,302,825 shares of Valence common stock and has the sole power to dispose or direct the disposition of 1,302,825 shares of Valence common stock. Upon distribution of the Shares by the Trust in liquidation of WCVC, the Trust will have the sole power to vote or direct the vote of a total of 4,795,973 shares of Valence common stock and sole power to dispose or direct the disposition of 4,795,973 shares of Valence common stock. WCVC has sole power to vote or direct the vote and sole power to dispose or direct the disposition of 6,576,445 shares of Valence common stock, of which 3,083,297 shares are owned by WCVC Ltd. After the distribution of the Shares to the Trust, WCVC will have voting and dispositive powers only with respect to the shares held by WCVC Ltd.

     Clyde J. Berg disclaims beneficial ownership and any pecuniary interest in the shares of Valence common stock beneficially owned by the Trust.

     Clyde J. Berg and Carl E. Berg share the power to vote or to direct the vote and to dispose or direct the disposition of the shares of Valence common stock beneficially owned by WCVC. Each disclaims beneficial ownership of the shares owned beneficially by WCVC except to the extent of their respective pecuniary interests in the shares owned by WCVC Ltd. This report does not include 330,000 shares of Valence Common Stock held by Clyde J. Berg.

     (c) The transaction under the Purchase Agreement was the only transaction in Valence common stock that was effected by WCVC or the Trust during the last 60 days.

     (d) The executive officers of WCVC who are identified in Item 2 may, in their capacities as such, share voting and dispositive power with respect to shares beneficially owned by WCVC. No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the subject securities.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     See Item 4 for a description of the Asset Purchase Agreement.

     Pursuant to the Purchase Agreement, the Trust and Valence entered into the Registration Rights Agreement dated as of February 13, 2001 (the "Rights Agreement"). Under the Rights Agreement, if Valence proposes to register its securities in a public offering under the Securities Act of 1933, as amended (the "Act"), any holder of at least 250,000 of the Shares may request the registration of such holder's shares as part of the registration statement. The number of shares to be registered may be reduced if the offering has a managing underwriter who determines that including the holder's shares in the registration statement would adversely affect the marketing of the offering. Other than as permitted in the Rights Agreement, none of the Shares may be resold in the public market prior to February 13, 2003 without Valence's prior written consent.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 99            Joint Filing Agreement

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 22, 2001


CLYDE J. BERG                              WEST COAST VENTURE CAPITAL, INC.
TRUSTEE, 1981 KARA ANN BERG TRUST

By: /s/  Clyde J. Berg                     By: /s/ Carl E. Berg
   ----------------------------------         ----------------------------------
(Signature)                                   (Signature)
Its:  Trustee                             Its:  President
    ---------------------------------         ----------------------------------